SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)

TII Network Technologies, Inc.
(Name of issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
872479 20 9
(CUSIP Number)
Richard A. Rubin, Esq. Troutman Sanders LLP 405 Lexington Avenue New York, New York 10174 (212) 704-6130
(Name, address and telephone number of person authorized to receive notices and communications)
May 22, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Page 1 of 4 Pages

CUSIP No. 872479 20 9	Page 2 of 4 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
	Timothy J. Roach

2.	Check the Appropriate Box if Member of a Group
	(a) [ ]
	(b) [ ]

3.	SEC Use Only

4.	Source of Funds	PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization	United States

Number of Shares	7. Sole Voting Power	799,911
Beneficially Owned	8. Shared Voting Power	0
By Each Reporting	9. Sole Dispositive Power	799,911
Person With	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	799,911

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

13.	Percent of Class Represented by Amount in Row (11)	5.99%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 872479 20 9	Page 3 of 4 Pages

INTRODUCTION

This Amendment No. 10 to Schedule 13D is being filed by Timothy J. Roach. Mr. Roach filed an original Schedule 13D dated December 7, 1988 (the “Original 13D”). The Original 13D was amended by Amendment No. 1 dated August 20, 1992 (“Amendment No. 1”), Amendment No. 2 dated March 30, 1995 (“Amendment No. 2”), Amendment No. 3 dated September 27, 1995 (“Amendment No. 3”), Amendment No. 4 dated December 8, 1998 (“Amendment No. 4”), Amendment No. 5 dated June 22, 1999 (“Amendment No. 5”), Amendment No. 6 dated February 13, 2003 (“Amendment No. 6”), Amendment No. 7 dated November 26, 2003 (“Amendment No. 7”), Amendment No. 8 dated June 14, 2005 (“Amendment No. 8) and Amendment No. 9 dated January 26, 2007. The Original 13D, as heretofore amended, is referred to as the “Existing 13D.” Capitalized terms which are used herein but are not defined herein shall have the meaning ascribed to them in the Existing 13D. Item 5 of the Existing 13D is amended to read in their entirety as follows:

Item 5.	Interest in Security of the Issuer.

    (a) & (b) The following table sets forth the separate beneficial ownership (and information concerning voting and dispositive power) of Timothy J. Roach as of May 18, 2007:

Name	Number of Shares (1)	Percent of Class (1)
Timothy J. Roach	799,911	5.99% (2)

_________________

(1)

Includes 214,643 outstanding shares owned by Mr. Roach (as to which he has sole voting and dispositive power), 1,168 shares owned by Mr. Roach’s wife (who has sole voting and dispositive power with respect to such shares and as to which Mr. Roach disclaims beneficial ownership) and 584,100 shares subject to options to purchase Common Stock held by Mr. Roach under the Company’s stock option plans, all of which are presently exercisable.

(2)

Percent of Class is based on 12,683,769 shares of Common Stock outstanding on May 14, 2007 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 plus 80,000 shares issued upon the subsequent exercise by Mr. Roach of a stock option to purchase 80,000 shares of Common Stock, plus the 584,100 shares subject to the remaining unexercised options held by Mr. Roach, all of which are presently exercisable.

CUSIP No. 872479 20 9	Page 4 of 4 Pages

(c)	The following are the only transactions in the Common Stock since last reported in Amendment No. 9.

Date of Sale	Shares Sold	Shares Purchased	Price (1)	Transaction
01/26/07	10,200		$2.3695	Open Market Sale
04/12/07	10,000		2.3200	Open Market Sale
04/18/07	8,200		2.3500	Open Market Sale
04/19/07	7,147		2.3600	Open Market Sale
04/20/07	100		2.3500	Open Market Sale
05/01/07	15,000		2.3800	Open Market Sale
05/10/07	1,545		2.4200	Open Market Sale
05/15/07	6,179		2.5451	Open Market Sale
05/15/07	8,455		2.4200	Open Market Sale
05/15/07	20,000		2.4600	Open Market Sale
05/16/07	12,000		2.5200	Open Market Sale
05/17/07	1,800		2.5200	Open Market Sale
05/18/07	10,000		2.5800	Open Market Sale
05/18/07	5,021		2.5200	Open Market Sale
05/18/07	10,000		2.5100	Open Market Sale
05/21/07	75,000		2.4200	Cross Sale Transaction
05/22/07		80,000	0.3355	Stock Option Exercise
05/22/07	42,000		2.4200	Private Sale

_________________

(1)	Before commissions and other execution costs.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Mr. Roach.

(e)	Not applicable.

Signatures

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:    May 22, 2007

/s/ Timothy J. Roach Timothy J. Roach